Eurand NV	EURX	Q4 2009 Earnings Call	Mar. 4, 2010
Company▲	Ticker▲	Event Type▲	Date▲

MANAGEMENT DISCUSSION SECTION

Operator:  Greetings ladies and gentlemen, and welcome to the Eurand Fourth Quarter and Full Year 2009 Financial Results Conference Call.  At this time, all participants are in a listen-only mode.  A question-and-answer session will follow the formal presentation.  [Operator Instructions].

It is now my pleasure to introduce your host, Mr. Bill Newbould, Vice President, Investor Relations at Eurand.  Thank you.  Mr. Newbould, you may now begin.

Bill Newbould, Vice President, Investor Relations

Thank you, Claudia and good morning everyone.  Joining us on the call today are Gearóid Faherty, Chairman and Chief Executive Officer, and Mario Crovetto, Chief Financial Officer.  Before we begin, I’d like to remind everybody that this conference call may contain forward-looking statements within the meaning of the Federal Securities Laws.  These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by such forward-looking statements.

Factors that could cause our actual results and outcomes to differ materially from those expressed in or implied by such forward-looking statements are discussed in greater detail in our Annual Report on Form 20-F, filed with the SEC in March 2009, as well as in subsequent filings.

Given that forward-looking statements are subject to risks and uncertainties, you should not place undue reliance on them.  Forward-looking statements are based on various assumptions and represent our estimates and assumptions only as of the date they are made.  We assume no obligation to update forward-looking statements.

I’d now like to turn the call over to Gearóid.

Gearóid M. Faherty, Chairman and Chief Executive Officer

Thank you Bill, and good morning everyone, and thanks for dialing in.  Today, I would like to begin with a brief summary of our 2009 fourth quarter and full year achievements, discuss the ZENPEP launch and provide an update on our development pipeline.  Then I will turn the call over to Mario who will review our financial results.  I’ll conclude with a summary of upcoming milestones and then we’ll open the call to your questions.

So turning to the fourth quarter, I’m pleased to report another strong quarterly performance.  As noted in today’s press release, we grew revenues by 28% to €30.3 million or $43.4 million.  The key development of the quarter was the launch ZENPEP, but we also expanded our commercial organization, strengthened our cash position with the proceeds from a secondary offering and continued to advance our late-stage pipeline.

Our fourth quarter revenue growth was led by sales of Pancrelipase, our low cost pancreatic enzyme product, and by sales of ULTRASE by Axcan.  Also contributing to our quarterly revenues were sales from partner products AMRIX by Cephalon and LAMICTAL ODT, which our partner, GSK, launched in summer 2009.  We expect that these products will continue to be an important part of our revenue stream going forward.

Focusing for a moment on AMRIX, Cephalon grew sales by 17% in the fourth quarter to $30.6 million and by 55% for the full year in 2009 to $114.4 million.  Although substantial, the rate of growth was slowed somewhat last year by a realignment of Cephalon’s sales force as part of the NUVIGIL launch.  As Cephalon noted on its fourth quarter call, with the sales force focused on the right customers, they expect AMRIX growth to reaccelerate in 2010 and look for this product to drive growth in their pain franchise in the years ahead.

In terms of our partnering efforts for this product outside the United States, where we hold the rights to the product as cyclobenzaprine extended release, we recently entered into an exclusive license and supply agreement with TechnoPharm that includes 17 countries in South and Central America.  This brings the total number of countries where cyclobenzaprine is partnered to 21, including South Korea, Israel, Turkey, and South Africa.

The fourth quarter capped off another outstanding year for Eurand with record revenues of €120.6 million or $172.8 million, a substantial 18% increase for the 12 months in 2009 versus 2008.  We had a number of other key accomplishments in 2009, most notably around our lead proprietary product, ZENPEP.

As you know, the FDA approved ZENPEP, a pancreatic enzyme product indicated for the treatment of EPI and cystic fibrosis or other conditions, in late August, and we began shipments in November.  We viewed the launch of ZENPEP as a transforming event that completes our evolution from a drug formulation company to a full-scale commercial organization.

To support the ZENPEP launch, we expanded our commercial team to include an internal cystic fibrosis sales force of 16 representatives and a contract sales organization of 49 reps targeting the GI market, and added several key management positions in sales and marketing.

In 2009, our low cost Pancrelipase product became the second most prescribed coated PEP in the U.S. with a peak market share of 21%, according to IMS data.  This gave us a presence in the PEP market ahead of the approval and launch of ZENPEP.  In accordance with our agreement with the FDA, we stopped shipping Pancrelipase with the launch of ZENPEP.  In late December, as part of our strategy to convert our market share of Pancrelipase to ZENPEP, we introduced PANCRELIPASE 5000, an authorized generic to the 5000 unit low dose of ZENPEP.

Other highlights of 2009 would be the FDA approval of LAMICTAL ODT, a fast-dissolve, taste-masked formulation that we co-developed with GSK for the treatment of bipolar I disorder and seizures.  As I noted, GSK launched this product in June and scripts are now approaching 2000 per week and growing.  We also strengthened our management team in 2009 with the appointment of a Chief Research Officer and added a number of key physicians in our Regulatory Affairs, Medical Affairs, and Legal Groups.

Now I’d like to take a few minutes to update you on the launch of ZENPEP.  For the week ended February 19, 2010, ZENPEP and its AG, or authorized generic, held a 3.8% share of total prescriptions in the coated PEP market.  When combined with scripts for our Pancrelipase product, we had a total market share of 16.1%.

We believe a number of factors have affected prescription growth through the early stages of the launch.  First, we put a high volume of samples into the market, a business decision consistent with the launch of chronic drugs and with the product profile that has the potential to become an important player in the U.S. PEP market.  The goal of this program was two-fold: to overcome any payment issues early in the launch, and to precipitate trial with a product category for physicians-required samples for starts or switches.  In the first three months of the launch, we distributed more than 22,000 bottles.

Sampling in the CF segment uses bottles of 100 capsules.  In the GI segment, we began sampling with bottles of 100 capsules and are now sampling with lower count bottles.  We also have early experience programs in both segments to generate first trial and to create a feedback loop between physician and patient so that they can share their results with ZENPEP.  These programs provide free product for the first thirty days and we expect to see the results from these two programs and our sampling efforts over the coming weeks and months.

Second, we continued to ship Pancrelipase into the market until the day we shipped ZENPEP to retail pharmacies.  The goal was to provide access to a low cost product while we secured reimbursement for ZENPEP and the AG.  We estimate that there are still several weeks of inventory at the wholesale and retail levels.  We expect to see prescriptions for this product continue but decrease as the supply is used up.

Third, the continued presence of unapproved PEP has had a significant impact on the early uptake of ZENPEP.  We believe that these manufacturers have been and will continue to aggressively contract with significant discounts as a means to move their inventory into the channel ahead of the FDA’s April 28 deadline for NDA approval.  Obviously, this process could backfire for these suppliers should the FDA mandate a recall or CMS discontinues Medicare Part D or Medicaid payment for unapproved PEPs.

Lastly, the time required to gain reimbursement has affected prescribing.  In CF, half the patients receive Medicaid assistance and half are covered by private insurance.  While Federal Medicaid now covers ZENPEP, at least 13 states require additional review and contracts for ZENPEP to be placed on the preferred drug list.

In non-CF, Medicare Part D represents 25 to 35% of lives with the balance covered by private insurance.  However, there is a significantly higher use of PEP by patients covered under Medicare Part D than patients with private coverage.  This underscores the importance of having reimbursement in place in the GI market.

The application process for reimbursement can only begin once FDA approval is received.  Securing contracts for payment on commercial plans and through Medicaid and Medicare Part D can take four to six months or longer.  We’re on track to complete this process and expect to have most lives covered by the end of the first quarter.  But we have also put in place a third-party vendor to assist with insurance coverage, reimbursement and claims processing should patients and providers wish to use ZENPEP today.

We’re encouraged by the anecdotal information we’ve received about ZENPEP clinical utility.  We saw on the clinical trial study ZENPEP is able to bring patient symptoms under control at half the maximum recommended dose by the Cystic Fibrosis Foundation Guidelines and this message is resonating well in the marketplace.  We had numerous reports of patients achieving very positive results and we’re seeing signs that indicate that acceptance and usage are growing.

As we move into the second quarter, we expect to see additional weekly growth as the impact of our sampling programs begins to take hold and translates into scripts, Pancrelipase inventory runs off, and we have reimbursement fully in place.  Further, we expect to have greater clarity on the competitive situation following the April 28 deadline, when the three remaining unapproved PEPs must have an approved NDA or risk regulatory action.

Now moving away from the ZENPEP launch, I’d like to bring to you up to date on some recent activities with our pipeline.  Late in the fourth quarter, the European Medicines Evaluation Agency, or EMEA, finalized its draft guidelines on the clinical development of products for treating cystic fibrosis.  We recently received feedback from the EMEA on the clinical and reg path forward for ZENPEP in light of the guidelines.  Based on their recommendations, we expect to initiate a Phase III study in Europe in the second half of this year, 2010.  We don’t intend to provide study details at this time for competitive reasons.

As previously disclosed, we conducted two pivotal PK studies on EUR-1025, a proprietary once-a-day formulation of ondansetron that we anticipate will have a similar efficacy and safety profile as the existing formulation, which is dosed two to three times a day.  We recently shared this data with the FDA and we’re currently working on a protocol for a single Phase III study in postoperative nausea and vomiting that we expect to submit in the first half of the year.

In regard to EUR-1073, Chiesi has completed a Phase IIIb clinical trial in Europe.  The data showed that CLIPPER met the primary efficacy endpoint of non-inferiority to prednisone, the current standard of care in ulcerative colitis.  We’re evaluating the results and we’ll soon decide whether or not to take this product forward in development.

I would also like to mention that following a strategic review of our technology portfolio, we’ve decided to cease all internal investment in the drug conjugation technology and close our small Trieste Research facility.  We may seek to out-license this technology and its intellectual property to interested parties.

To summarize, we had a very strong and productive fourth quarter and year in 2009.  In addition to record annual revenues, we gained FDA approval for two products and launched our first self-marketed product.  We strengthened our balance sheet and continued to advance our pipeline.  We believe these achievements set the stage for continued growth in 2010 and provide the foundation for long-term success as a fully integrated specialty pharma company.

With that, I’ll ask Mario to review our financial performance.  Mario?

Mario P. Crovetto, Chief Financial Officer

Thank you, Gearóid.  As Gearóid mentioned, the fourth quarter of 2009 was another quarter of very significant revenue growth for Eurand compared to the fourth quarter of 2008.  Revenues totaled €30.3 million compared with €25.7 million a year ago.  This represents an increase of 18%, or 28% in constant currency.  In dollars, revenues were 43.4 million at the convenience rate of 1.43.  There were three main reasons for this increase: sales of our Pancrelipase product, higher sales of ULTRASE to Axcan and increased sales of AMRIX by Cephalon and, therefore, higher royalties to us.

I’d like to remind you that, as we said during our third quarter earnings call, we based sales of ZENPEP in the fourth quarter on the reported IMS prescriptions and recognized no revenue from wholesaler stocking of the product.  In first quarter 2010, we will continue to book revenues of ZENPEP and its authorized generics on a prescription basis.

Gross margin on product sales was 38.5% in fourth quarter 2009, much higher than 26.4% recorded in fourth quarter 2008.  This reflects the increased proportion of higher margin product in our total product sales mix.  Research and development expenses were lower than in fourth quarter 2008, essentially because the timing and progress of clinical activity can vary significantly from quarter-to-quarter.

As anticipated during our last call, in the fourth quarter of 2009 selling, general and administrative expenses were much higher than in previous quarters.  This is because their selling component stepped up due to the launch of ZENPEP in the U.S.  The main reasons for the increase are the expansion of our sales team, product sampling, and marketing programs.  Net loss in this quarter was €3.9 million, which is $0.08 per share or $0.12 in dollars.

At the end of the fourth quarter, cash including marketable securities was €39.9 million or $57.2 million.  This included $20.1 million of net proceeds from our October public offering.  Compared to December 2008, the increase was €17.2 million or approximately $25 million.

I will now turn to our financial performance in full year 2009 compared to full year 2008.  In 2009, revenues ended up at €120.6 million, which was approximately $173 million at a convenience rate of 1.43.  The increase over 2008 was 22%.  In constant currency, revenue growth was 18%.  Product sales grew 24% or 20% in constant currency, driven by our Pancrelipase product and by our sales of ULTRASE to Axcan.

Royalties rose 32% or 25% in constant currency, primarily due to sales of AMRIX by Cephalon.  Development fees were essentially unchanged.  Gross margin on product sales improved to 38.2% from 32.7% in 2008 due to an increased proportion of higher margin products in our product mix.  Research and development expenses were up 16%, or 12% in constant currency, and selling, general and administrative expenses were up 23% due to the significant increase of the selling and marketing component in the fourth quarter of 2009, which I mentioned earlier.

Net loss in full year 2009 was €5.9 million, which is €0.13 per share or $0.18 in dollars.

I will turn the call back to Gearóid.

Gearóid M. Faherty, Chairman and Chief Executive Officer

Thanks, Mario.  Before I open the call for questions I’d like to make a few closing comments.  We’re excited about the ZENPEP launch and are confident we have the people, plans and resources in place to make the product a long-term commercial success.  We look to the coming April 28th FDA deadline for NDA approval of pancreatic enzyme products for greater clarity on the competitive landscape that ZENPEP will face.

We expect to begin a Phase III program for ZENPEP in Europe later this year and we’re in active discussions for potential out-licensing opportunities there and in Asia.  We look forward to continuing growth from key partner products such AMRIX, LAMICTAL ODT and ULTRASE.  And lastly, we continue to advance our pipeline and we have the resources to pursue additional opportunities for growth.  Toward that end, we’re actively seeking late-stage development and marketed products to leverage our commercial efforts.

This concludes our formal remarks.  Now I’ll ask the operator to open the call for your questions.  Thank you.

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Eurand NV	EURX	Q4 2009 Earnings Call	Mar. 4, 2010
Company▲	Ticker▲	Event Type▲	Date▲

QUESTION AND ANSWER SECTION

Operator:  Thank you.  We will now be conducting the question and answer session.  [Operator Instructions].  Our first question is coming from Ian Sanderson with Cowen and Company.

<Q – Ian Sanderson>: Good morning.  Thanks very much for the taking the question.  First on ZENPEP reimbursement, maybe if you could maybe break down the percent of prescription or of PEP prescriptions in the cystic fibrosis and the GI markets respectively that are covered by either Medicare and Medicaid.  And also could you give us an update on where ZENPEP stands in terms of commercial plan reimbursement?

And then the second question related to that, do you believe the FDA or do you have some evidence the FDA actually will force a recall of the non-approved PEPs in late April or where they just leave the inventory out there?

<A – Gearóid Faherty>: Okay.  Ian, this is Gearóid, answering your questions.  I think during the call this morning I probably covered some of it, so maybe repeat some of the information.  In CF, about half the patients received Medicaid assistance and half are covered by private insurance.  With regard to Federal Medicaid, we are now fully covered for ZENPEP, but there are about 13 states that require additional review before we get full coverage.  What we’re looking for there is obviously to you get on the preferred drug list.  And we’re in discussions with those 13 states right now.  That’s the slowest part of the process because we’re going to individuals; obviously, getting the full federal coverage was just one negotiation.  And we then turn it over...

<Q – Ian Sanderson>: Is that – so you expect those 13 states to come to closure by the end of this quarter, so?

<A – Gearóid Faherty>: I think we’ll have most of them where one or two might flip into the next quarter.  It’s hard to say.  It’s not a process that has a defined timeline.  It’s the period – it’s a question of negotiating, contracting and so on; all depends on the availability of people when they can get to the issue.  But we’re open – in discussions with all of them right now.  The discussions are quite advanced; we’ve had our meetings.  So we should be able to push it through quite quickly.  But that’s for 13 states; remember that the Federal coverage for everything else is already in place.

<Q – Ian Sanderson>: Okay.  And then...

<A – Gearóid Faherty>: In non-CF somewhat different; it’s a bit more complex, probably.  Medicare Part D represents about 25 to 35% of the lives in that particular segment.  The balance is covered by private insurance.  However, there’s a bit of a difference here, a further complication.  We’ve seen significantly higher use of PEP by patients covered under the Part D than patients covered by private coverage.  So this has obviously been a problem while we’ve been waiting for that to come through.

The biggest challenge, I think, everybody come – everybody has when launching a product into this space is you can’t start this process until you have your FDA approval.  And the process takes four to six months.  We’re almost finished.  I think there’s a possibility of having it by the end of the month, having full coverage and some of it again might flip into the next quarter.  But as I said on the call, we’ve put in a third party vendor assist program to help with insurance coverage reimbursement and claims so we’re trying to ensure that we don’t lose so many scripts to reimbursement problems.

You also asked me about the FDA and what they’re likely to do.  Obviously, we’re getting very close to the deadline now; it’s essentially six weeks away.  Three of the products have still not been approved; we have no – we’ve had no guidance from the FDA to say that they’re likely to change the guidance in any way.  The last time they changed guidance, they gave one year of notice that they were about to change.  This time we’re six weeks away and there is no guidance, no new guidance.  So we’ve no reason to believe any change is coming.

By the same token, we don’t know what they’re going to do with regard to when the deadline happens.  Will they pull existing stock from the market?  I think if they do, it will be a very significant challenge for many companies who we believe have discounted heavily and pushed stock into the market.  It’s also possible that it could happen because when Solvay were approved, they were given 30 days before they were obliged to take back stock from the wholesalers.  And when we were obliged to – when we were approved we were obliged to stop shipments immediately.  So certainly it would seem very strange if the agency obliges Solvay, who was approved, to pull its stock back, but wouldn’t oblige a non-approved product to be pulled back.

<Q – Ian Sanderson>: Okay.  But to be clear, your – you did not have to recall your’s existing stock of...

<A – Gearóid Faherty>: No, our agreement was as soon as we started shipping to the pharmacy, we were allowed to leave the rest of the product in the market.  And probably the difference between us was our product – one of the difference would have been our product was called Pancrelipase and our new product was called ZENPEP.  So there was no possibility for confusion in the patient population and the physicians.

On the other hand, Creon and some of the more established products that have names – obviously if you have new Creon and old Creon in the market, there is a greater risk if the brand name is the same.  So, obviously, there’s two different approaches there.  You correctly point we, don’t know which approach they’re going to take on the 28th of April.

<Q – Ian Sanderson>: Okay.  Thank you.

Operator:  Our next question is coming from Annabel Samimy with Thomas Weisel Partners.  Please state your question.

<Q – Annabel Samimy>: Hi, thanks for taking my call.  Just going back to the prior question, on the private payor side, can you give us a little bit of color there and whether there’s any complications on getting reimbursement from that side?

<A – Gearóid Faherty>: No, we haven’t Annabel, we’re working through it.  We have quite a lot of them on board and one of the challenges we face and I’ve intimated or hinted about it in the call is obviously if you’ve people out there offering very large discounts to these organizations to take product that might not be approved, that becomes challenging for us in our pricing negotiations.  But no, they’re going along according to plan; we have many contracts already signed.  We’ve still some more to negotiate and the only issue we’ve seen to-date is discounting by unapproved products.

<Q – Annabel Samimy>: Okay.  And separately on the patient assistance program, how do you expect that to continue after you start getting reimbursement on the Medicare and Medicaid side.

<A – Gearóid Faherty>: We...

<Q – Annabel Samimy>: Are you certainly providing it?

<A – Gearóid Faherty>: No, we don’t think we need to.  We’d be – we’re obviously – if we had patients coming forward that really wanted it and were having some delays with their programs that were administrative that were likely to be short-term, then we would be keen to support people.  If on the other hand, obviously, reimbursement is in place we would see no reason why we should be doing it also.

<Q – Annabel Samimy>: And so in terms of SG&A, do you think that – does that have a big impact on some of the SG&A numbers early on in the first quarter, second quarter?

<A – Gearóid Faherty>: I think it will have an impact, but I don’t think it’s very significant, no.

<Q – Annabel Samimy>: Okay.  And can you remind us Pancrelipase 5000, that’s strictly for the non-CF market as very few people on the CF market use that dose?

<A – Gearóid Faherty>: That’s correct.  The only people that would typically use that low dose in CF would be very young children, typically children that have just been born, neonate.  Most other patients in CF would quickly switch to higher doses.

<Q – Annabel Samimy>: Okay.  And then if I may ask one more question separately on the business development side, I know you’ve talked about out-licensing, but are you doing – are there any activities that you’re conducting to build out the pipeline more extensively?

<A – Gearóid Faherty>: Yes we are.  We’re actively looking at in-licensing development stage products and we’re also looking to in-license a market stage product if we can in the United States.

<Q – Annabel Samimy>: Is that in-licensing...

<A – Gearóid Faherty>: We have a dedicated group in our Yardley office working on this program.  We’ve a number of negotiations in course, but it’s too early to say anything more about them right now.

<Q – Annabel Samimy>: And when you talk about in-licensing development stage, is this a similar setup to the AMRIX/LAMICTAL ODT type of deals or is that actually in-licensing products to sell yourself?

<A – Gearóid Faherty>: It would be products that we want to sell ourselves.

<Q – Annabel Samimy>: Okay, great.

<A – Gearóid Faherty>: Both for the development side and obviously the marketed product.

<Q – Annabel Samimy>: Okay.  Thank you very much.

<A – Gearóid Faherty>: No problem.

Operator:  Our next question is coming from John Newman with Oppenheimer & Company.

<Q – John Newman>: Hi, guys, thanks for taking the question, actually I just have a couple.  First, could you tell us what your current share is in the CF market, and also in terms of your patient assistance program, should we assume that prescriptions that are submitted to Medicaid but not covered are currently picked up by guys right now?

And then I just wonder if you could talk a little bit about your spending expectations for 2010?  You said you’re going to be starting a Phase III trial in Europe for ZENPEP, just wondered how to think about that?  Thanks.

<A – Gearóid Faherty>: Okay.  First question, John, about where do we think the scripts are to-date that we have.  We – in ZENPEP and its AG we’ve about 3.8% of the market; the combined with about 16.1.  We think the vast majority of that is in GI.  We think we’re still in sampling and our patient trial programs in CF.  So we would think the vast majority of scripts you’re seeing from us today are in GI and a lot of the sampling and trial of the product is still going on in CF and we’re not seeing revenues from that.

With regard to do people, do we – if we have patients mid-sized on Federal programs and don’t get reimbursed, do we pick up on those?  We certainly have a lot of programs, we have a third-party vendor, we have our own programs in-house to make that happen.

But we have anecdotal information or some feedback from the market that we’re not picking all of it up.  We still think we’re losing some scripts to people who are having challenges getting reimbursed.  Some people just don’t want to go through the bother of making it happen, it be it the physician, the nurse, the caregiver or whoever, so we feel we’re certainly losing some scripts to that right now.

Obviously, that’s something we’re working extremely hard on to make sure that that doesn’t become significant.  And as I said in the call this morning, we’re almost at the end of the reimbursement process.  We have a lot of it in place, it will soon be over.  Obviously, our sampling programs and free programs cover some of that right now.

The last thing you asked me about was the clinical programs in Europe and what it will cost us going forward.  The trial, we should expect to start it in the second half of the year.  I would imagine that we’ll run for at least one year, at least one year.  The expenses would obviously spread out over the second half of this year and into next year.  I don’t think it will be a hugely expensive trial, it will be probably in the same range as of the trials we’ve done in the past in this area which have been in the sort of 2 to $4 million range and that would be over a two-year timeframe.

<Q – John Newman>: And one quick follow-up.  Could you – would you be able to give us any kind of sense as to the revenue breakout between Pancrelipase, ZENPEP and then I guess what you guys get from manufacturing?

<A – Gearóid Faherty>: Could you run that by me again, John?

<Q – John Newman>: Could you give us like a revenue breakout from Pancrelipase, ZENPEP and then the manufacturing pieces; just trying to sort those things out from the total number?

<A – Gearóid Faherty>: We’re kind of reluctant to do it.  We don’t want to be breaking out the sort of too much.  What we think we’ve done is we’ve given a decent level of guidance.  We’re saying total market share at the moment 16.1; of that, 3.8 is coming from ZENPEP and then the AG, and a further breakout on that would be ZENPEP on the last week would have been 2.3% whereas the Pancrelipase AG would have been 1.5.

So if you’re looking for percentage breakout on scripts based on last week it would be Pancrelipase 12.3, ZENPEP 2.3 and Pancrelipase 1.5 of the total panc market as it is in the U.S.  So obviously Pancrelipase, as you know, was a low cost product; it was put into compete in a genericized market space, and it was at a significant discount and we’ve talked about this in the past as at least 50% to the branded pricing.

ZENPEP, on the other hand, I think on the last call we advised people that we priced this in on parity with Solvay at the price that they launched at.  And obviously our Pancrelipase 5000 AG is at a significant discount to the ZENPEP 5000.

<Q – John Newman>: Great.  And then you mentioned that you’re seeing some of the products that are not approved engage in some sort of aggressive price discounting.  Are you also seeing wholesaler levels increasing or are they going down, and what is the shelf life for these types of products, so if the other players did try to stuff the channel ahead of the April 28 date, I mean how long would those products actually be viable?

<A – Gearóid Faherty>: Okay.  We’ve seen some wholesaler buy-in, obviously, for these products that these people are discounting very aggressively.  Somebody is taking and placing a bet and hoping that there isn’t a recall.  I don’t think the wholesalers care very much about this because for them if they don’t sell it they give it back to the manufacturers.  So it’s the manufacturers that are taking the risk and if the FDA decides to do as they did with Solvay and give people 30 days to pull products from the wholesalers, well then it will be the manufacturers who bear the burden, not the wholesalers themselves.

With regard to stability and how long these products can be in the market, the typical products, the unapproved products, have a shelf life of about 24 months.  They typically take about three to four months from when they’re made to get into distribution.  So by the time it hits distribution it’s usually down to about 19 or 20 months.  Most wholesalers do not want to stock product that has less than 13 months of shelf life.  So, theoretically, an estimate would be maximum of six to seven months of inventory that you would see in the system.

If you compare that to us and our Pancrelipase, we stopped shipping in November and we’re now four months later.  We still have some product in the market but we’re seeing it, obviously, drop back and wholesaler inventories are getting down to the sort of few week ranges rather than any longer than that.  But the big question for anybody who is playing this game right now would be if the FDA moves, as they did with Solvay, that’s very dramatic for anybody who’s been shoving a lot of product into the market.

<Q – John Newman>: Okay great.  Thanks for answering all the questions.

<A – Gearóid Faherty>: No problem.

Operator:  Our next question is coming from David Steinberg with Deutsche Bank.

<Q – David Steinberg>: Hi thanks.  Gearóid you mentioned that you pursued aggressive sampling campaign; I guess 22,000 bottles in the first three months.  Do you have any data that you can share about what sort of conversion you’re getting from some of the patients who started the sampling right up front and who are now – have discontinued that?

<A – Gearóid Faherty>: It’s been very good conversion, David, in GI.  It’s been a quicker conversion.  We’re seeing a slower pickup in CF; patients are more reluctant to change.  We’re finding that you have to do a repeat visit.  You’ll see some patients ask for another week.  I think this isn’t too surprising because the CF patients are typically sicker patients.  They’re more challenged patients; they need more convincing.

We also had free programs there with these people to try it out.  These patients take the sample, go home, come back to the center one or two months later and that’s when the decision is being made to make a change.

So I think in GI we’ve already started to see it and I think the 3.8% of script that we’ve picked up now with the combined products are largely in GI.  I think the CF pickup would be something we’d expect to see more in the second quarter.

<Q – David Steinberg>: All right.  And then when you initiated the launch you thought there was a reasonable chance that you could pick up all or most or at least a big, large percentage of Pancrelipase converting to ZENPEP.  Obviously, most of the Pancrelipase has gone to other competitors at this point.  Do you still think that you would be able to capture a large percent of Pancrelipase, either via ZENPEP or the AG?

<A – Gearóid Faherty>: Well, David, I wouldn’t agree that most of it is gone to anybody.  I’d say we started – we had a peak last year of 21% and as of last week we were at 16.1% with the combined Pancrelipase, ZENPEP and the AG.  So – and that’s last week with an increase versus the week before.  So obviously I’m hoping we put in the floor the week before and we’re now starting to build.

I think we certainly had challenges in certain organizations at the time of the flip; getting into the VA and getting on their list, which is a very important player, about $25 million worth of business in the low cost area.  We weren’t on their programs because of their approval process until the middle of February.  So we haven’t, obviously, seen the benefits of that because that’s only one week of scripts that we’re seeing in the results we’re presenting this morning.

So I’m reasonably happy at the moment.  I’d like it to be higher than it is and obviously we’re always pushing better and better, but at 16.1% market share and at 3.8, obviously, for ZENPEP essentially two months into the launch, and a lot of sampling going on, I think this isn’t bad performance.

<Q – David Steinberg>: Okay, fair enough.  And then a final question, do you think after three months that your sales force is now right-sized for the opportunity, or do you think you need to add some more reps?

<A – Gearóid Faherty>: I think for what we’re seeing at the moment, it is the right size.  We’re looking at the CF market to see if there’s some additional programs and systems we need.  It’s a slower convert; it needs more handholding, it needs more frequent visits.  I think we’re sized properly, we’re watching it carefully, and we’ll make a decision over the next couple of months as we see the sampling end.

<Q – David Steinberg>: Okay, thanks.

Operator:  Our next question is coming from Frank Pinkerton with SunTrust Robinson Humphrey.

<Q – Frank Pinkerton>: Great.  Thanks for taking the question.  Gearóid, can you just repeat what you said about the facility closure?  I missed that.

<A – Gearóid Faherty>: Okay.  Frank, we had a small facility in Trieste; they were working on preclinical development of drug conjugates.  The facility employed nine people.  We didn’t own the facility; we rented it.  With the clinical programs that we have going forward this year and later stage with ZENPEP, with ondansetron, with any other pipeline work that we might be in the process of trying to bring in right now, we think that that program is too far out.  It’s too early stage and we think it’s better to take the small amount of resources that were there and devote it to the later-stage pipeline.  So it’s a very small event for us.

<Q – Frank Pinkerton>: Okay.  Can you just reinforce – I want to make sure I understand what’s going on.  From a standpoint of there is a Pancrelipase 5000; there is no ZENPEP 5000 unit product, correct?

<A – Gearóid Faherty>: No, Frank that’s not correct.  We have – the ZENPEP dosage strengths that we have are 5000, 10,000, 15,000, and 20,000 units of lipase, and what we did is we put an AG in just for the 5000-unit product.  So we’ve only one AG, and it’s only for the 5000.

And the reason we did that, the Pancrelipase market share that we had last year, 50% of it was low dose 5000, and we believe that a low grade GI market, not a chronic disease, more about bowel pain and bowel disturbances, diarrhea and constipation.  It’s less chronic.  It’s used less frequently, and we believe it’s extremely price sensitive and has no real interest in brands.  We believe this is the market that KV picked up from Impact Global two years ago.  We believe it’s the market we picked up from KV when they shut down their operations last year, or whenever it was.

And so we think this will always switch to the lowest cost product that’s in the market.  And given that, given that the low co – the unapproved product had not been pulled, we felt it was important to put the AG in to hold that market segment until such time as all the low-cost, unapproved products had been pulled from the market.  Because if we hadn’t done that, we believe that have would just switched to the next low cost product, which happens to be Pancrease MT from McNeil.

<Q – Frank Pinkerton>: Okay great.  So then a follow-up question; with two products that even though one’s filed as an AG and one’s a brand, they’re technically similar, is there a concern that Medicaid may purchase the branded product with a price differential and you end up longer term with some type of litigation?  What’s the stop in place that Medicaid always gets the best price on that product?

<A – Gearóid Faherty>: Yeah well, obviously, what we have is we’ve both products in the market at the moment and we’re seeing script growth on both.  And actually the ZENPEP 5000 is doing very well.  Obviously, we control the contracting we do with people on the AG, and obviously we’re in a position to change track on that product and decide how we want to contract with these agencies going forward.

You can imagine, for competitive reasons or for people who might be listening in on this call, I don’t intend to tell people what sort of contract terms we’ve drafted or how we might move.  But obviously the controlling price in this market to-date has been Pancrease MT, which is the lowest-cost product in the market today, aside from our AG.

And to give you an example of the difference, the closest Solvay dose to that would be almost twice the Pancrease MT price, almost.  Don’t hold me to those exact figures.  So it’s very important for us to keep that in the space, be careful how we play with it, until such time as we know who’s going to be in the market. But we also think it’s a good product to be used in the low grade GI market; it’s not a product that typically plays into CF.

A number of people got confused about it and asked me well, are you not worried that people who are taking higher doses would just take more doses of the 5000?  To put that in perspective for people, a CF patient is taking as much as two to three 20,000-unit capsules, five times per day.  For them to move that to a 5000 unit, they’d end up taking 35 to 40 capsules a day; very, very unlikely to happen.  And obviously hasn’t happened in the past when these low cost products were available to these people.

<Q – Frank Pinkerton>: Okay, great.  A couple of more, if you’ll bear with me.  Can you explain the rationale by doing more of an outsourced versus in-sourced sales force?  And as you add via business development, hopefully, and have more products in the GI space over the next couple of years, what are your rights to in-source that sales force?

<A – Gearóid Faherty>: Very good question.  What we’ve done, Frank, is obviously we didn’t want to bring on the full cost of the sales force while we were waiting for the FDA approval to come through.  It would have been a very significant cost, and as you saw, we had a delay at the FDA for two months for no reason, as far as we’re concerned, so we would have been stuck with the cost of that for a quite a period of time.

Given that concern, what we did was we went out to Innovex and we said, we want you to work with us on this and give us a system that will provide us with people four weeks after approval.  We wanted the ability to manage that sales force, and we also wanted the ability to select the people that would come into that sales force, and we did all of that.  In addition, our contract allows us to hire any of these people that we like, and it also allows us to get rid of any people that don’t perform.

So we’re looking at weekly scripts per representative, and then we can decide, hey, these people are not working for us, you need to take them into wherever you – back to Innovex and do whatever you need to do. Whereas obviously if these were our own employees, we wouldn’t have that flexibility.

So what we’re hoping is, assuming, and obviously we’re expecting a successful launch as the year goes forward, we can decide to take some of these people in and make them part of our sales force.  We also know, because I’ve met these people, they would be very motivated for that to happen; actually, that’s one of their performance drivers.  They’re hoping that at the end of the year, we will be offering them permanent positions.

<Q – Frank Pinkerton>: Okay, great.  Can you just talk a little bit about where the sampling costs for ZENPEP fell?  Was that all in the fourth quarter or will you see some of that move into the first quarter?

<A – Gearóid Faherty>: Mario is going to take that, Frank.

<Q – Frank Pinkerton>: Okay, great.  Thank you.

<A – Mario Crovetto>: Mainly in the fourth quarter of last year.

<Q – Frank Pinkerton>: Okay.  And then, finally, I think this one may be a touchy one; I know you don’t like to talk about the Axcan product and your supply.  But as you walked us through what possibly could happen with products in the channel, under the scenario where Axcan may not get approval and have to pull product out of the channel, as the manufacturer there, what are your contract terms such that you would not have any write-offs if a scenario like that occurred?

<A – Gearóid Faherty>: Okay.  Frank, you know I believe Axcan some time ago filed our contract with them at the SEC, so it’s public record.

<Q – Frank Pinkerton>: Okay.

<A – Gearóid Faherty>: But what people should know is not just with Axcan, but we work in a principle that all our customers, once the product leaves the gates of our facilities, it’s theirs.  They own it.  That’s not Axcan, that’s everyone.  We take product back from no one unless there is a manufacturing defect.

<Q – Frank Pinkerton>: Great.  Thank you for answering the questions.

Operator:  Our next question is coming from Scott Henry with Roth Capital Partners.

<Q – Scott Henry>: Thank you and good morning.  I guess for starters, given that we’re in the beginning of 2010, did you want to put any guidance out there in terms of spending or revenue targets, or just any sort of parameters in how we should think of 2010?

<A – Gearóid Faherty>: I think, Scott, it’s a little bit early for us yet.  We’ve given you some guidance obviously as to the clinical trials we expect to be conducting.  We’re going to go into a ZENPEP trial in the second half of the year.

With regard to revenues, it’s a bit early to call because obviously whatever happens on the 28th of April can have a very significant effect on what our revenues are likely to be.  Likewise, as I’ve said in my introduction this morning, we’re looking very aggressively to find additional products to bring in, both at development stage and marketed products.  Obviously, if we were to do a deal that brought in a product that would require further clinical development, that would go to expenses.

So I’m kind of hoping we’ll be in a better position to give people some idea of what’s going on by the end of the second quarter, because at that stage, well obviously we’ll know have we brought in anything. At that stage we’ll know what the competitive landscape is, and what the FDA did or didn’t do on the 28th of April.  But for now, we’d prefer to say no more.

<Q – Scott Henry>: Okay, fair enough.  And then another question, obviously with ZENPEP in Europe, it appears there was a short and a long way to get approval, and it looks like it’s going to be closer to the long way.  So when we think about a partnership, I mean is that still a 2010 possibility, or the fact that now you’re going into clinical trials, should we think about that as more 2011?

<A – Gearóid Faherty>: I think it’s still, Scott, a 2010 event.  I think actually the fact that finally the EMEA came out with guidance the 30th of November, that actually helped us in the process because up until then, the challenges we faced with the partners were the EMEA has a draft guidance out there.  The draft guidance has been in circulation for year and a half.  Are they confirming us?  Are they not?  Will you be doing a study, will you not?  Will you be doing one study, two studies, three studies, or what are you going to be doing?

And unfortunately, we were not in a position to answer.  So I think the fact that the guidance is issued, the fact that we are only doing one study has totally clarified that position, and it makes it much as easier for our business development people to talk to people and say, this is what we have to do.  So in any type of transaction, the more clarity you have, the easier it is to bring a deal to closure.

<Q – Scott Henry>: Okay.  And then the final question’s a bit more of a big picture question.  When you think about ZENPEP and Pancrelipase 5000, have your long-term expectations changed at all from, say, a year ago versus today? And kind of along with that, when you look at this market and the early prescription trends, I mean, do you think we’re in a disequilibrium because perhaps people are flooding the market with product because they don’t want to be stuck with it post-April 28?  I’m just trying to get a read on do you consider the first few months of the launch, hopefully, looking like noise or do you think it was harder than expected?

<A – Gearóid Faherty>: A couple of comments; you said looking back a year ago what do we think versus now. I think most people who have been writing on us, and talking about us, and talking to us have been working on the assumption that three or four or five products would have been approved by now.

We’re now six weeks away from the April 28 deadline, and there are still only two approved products.  So I think that’s better than most people thought, and if I look back to what we thought a year ago, it’s better than what we thought as well.  We thought there could have been more approved by now, because many of these unapproved products were filed before we were filed.  So I think from a competitive landscape – obviously, the deadline hasn’t happened yet, but certainly it hasn’t got any worse.  If anything, it is better.

With regard to the noise of the first quarter, I think there’s been a lot of noise in the first month of the launch.  I think the sampling is noise.  I think six months waiting for reimbursement is a very significant amount of noise.  I think the fact that other manufacturers who obviously have a better insight as to whether they’re going to be approved or not pushing product into the market is, without question, noise.

So I think we – I’m very pleased that we’re sitting today.  We’re – I believe we’re two months into the launch, because I mean what happens in December, it’s a holiday season.  We have January and February and we’re already at 3.8% market share for a new market with five players supplying it and aggressive pricing going on.  I think that’s decent penetration for this early stage.

So no, I haven’t changed my outlook and obviously I will be very pleased if the number of approved products stays as it is today.  And then I sincerely hope that the FDA do decide to pull unapproved products from the market, come the April deadline.

<Q – Scott Henry>: Okay, thank you.  That’s helpful.

Operator:  Our next question is coming from James Molloy with Caris & Company.

<Q – Jim Molloy>: Hi, thanks for taking my question.  Would you guys mind commenting – I know you spoke a little bit about the other entrants; are your current thoughts on other entrants coming into the market, anything you care to share on when you think these people may come in?  Are you still expecting...?

<A – Gearóid Faherty>: Obviously, Jim, the problem is we just don’t know.  To our understanding, three people have filed at the FDA that have not been approved.  And some of those, there is very little clarity as to what they’re doing.  Some people have said they submitted rolling submissions; some people are unprepared to talk about what they’ve done at all; some people have published some clinical data, some people have not.  But in the general public markets, we’re getting no guidance from anybody, so unfortunately, we don’t know what’s going to happen, but obviously we’re getting very, very close to the deadline.

<Q – Jim Molloy>: Okay, and with the caveat that you obviously can’t tell what’s going to happen in the future, where would you be satisfied to – what percentage will you be satisfied to get to?  I’ve got to believe coming from 21% to 16% with the launch of the new product isn’t the direction you’re looking to go.  Where do you think you can get to, and does that depend on the generics getting all pulled by the FDA, or left in, or new entrants? Can you talk to where would you be satisfied with this launch getting to?

<A – Gearóid Faherty>: Where I’d be – rather than where I’d prefer the launch to get is where I’d prefer the product to get is – obviously it’s a function of how many players are in the market.  We have five players in the market right now, two of them approved, two of them – three of them unapproved.  The three that are unapproved, there are people definitely who are pushing cheap and heavily, heavily, heavily discounted product into the market right now, and that’s obviously disrupting the process.

And then obviously as we switched from our old product to our new, we had a lag of six months to get reimbursement in place, so that unquestionably hit.  So to be at this stage of the launch and at 16.1%, I don’t think that’s bad.

In the event there are two players in the market, our expectations are one thing.  If it’s three, four, or five, our expectations change.  Most people have estimated that this market is worth 400, 450, I’ve even seen as high as 50 – or 500 million as a total market value for this.  We know Solvay pushed price very heavily on approval and have actually taken price since.  So certainly this market is worth over the $400 million mark.  Obviously for Eurand, even if Eurand just took a 25% or a 20% stake of that market, it’s a transformational event for us.

So I think we have to wait; our expectations have to be certainly conditioned by how many players we’re going up against.  The fewer they are, the higher our expectations are.  But for this to be transformational, if we were to get back to where we were at 21% with the Pancrelipase at a fully branded pricing, that would be huge for us.  If we have only no other players but ourselves and Solvay, we’d obviously hope to do better.

<Q – Jim Molloy>: Absolutely, and I couldn’t agree a hundred – more.  I think the authorized generic launch is a good idea to try to hold share.  It’s hard to say it’s worked at this point.  There’s been a lot of noise, obviously; six month delay on reimbursement; the flood of the generics coming in ....

<A – Gearóid Faherty>: Jim, I’d give it a couple of weeks.  Don’t call it yet.

<Q – Jim Molloy>: When do you expect to see – when do you – at what point do you want to be at that market share, and when will you consider it a success?

<A – Gearóid Faherty>: Obviously, we want to get as high and as fast as we can by the 28 date.  We want to be – we want our sampling – we want everybody that we wanted to sample, have a sample.  We want as many people as possible to have tried the product by that date.  We want total market awareness for us, so that if there is a major event that takes place on the 28th of April, people know about us.

The product is being reimbursed.  The private insurance companies are covering it; the state Medicaids and Medicares have us on their preferred list, so that we’re in a position to take it if the FDA moves.  Even without that move, and even in the face of this competition, we’re already at 16%.

<Q – Jim Molloy>: All right.  Thanks for taking the question.

Operator:  We have time for one more question.  Our last question is coming from Gregg Gilbert with Banc of America/Merrill Lynch.

<Q – Gregg Gilbert>: Thanks.  I have a few for Gearóid.  But first for Mario, can you comment on the SG&A level in the fourth quarter and whether that’s a good run rate for future quarters?  I understand there’s some sampling in there, but maybe not a full quarter of your new sales force infrastructure.  So can you comment on that 4Q level going forward?

<A – Mario Crovetto>: Gregg, our Q4 level is a good base for moving forward.  The cost for the sales force was practically for the entire quarter because the sales force had to be trained prior to the launch.  And as far as sampling is concerned, that’s not – although very important from a strategic viewpoint, that is not a very, very significant cost because it is at our cost.  So looking forward, Q4 2009 is a good base for our SG&A.

<Q – Gregg Gilbert>: Thanks, that’s helpful.  And Gearóid, going back to the AG strategy, so should we assume that the 5000 AG market share that you obtained comes at about half the price of ZENPEP scripts?

<A – Gearóid Faherty>: I think that’s a reasonable estimate.

<Q – Gregg Gilbert>: And why wouldn’t you expect ZENPEP 5000 scripts to be converted to the AG almost every time once the system figures that out.? I understand you have some control but why is that not likely to be the case?

<A – Gearóid Faherty>: It’s because we’ve had that 5000 and other people have had these low dose products in the market for the last five, six years when it was highly genericized and yet still people like Solvay had a solid branded franchise at low dose as did Axcan, as did McNeil.  McNeil, admittedly, were at a lower price to the other two.  But Solvay is at a price at least twice or more than twice this level, has been for the last number of years, and still does a reasonable franchise in low dose.

<Q – Gregg Gilbert>: But isn’t this the first time there is a carbon copy of brand product available from the same company, different from the past?

<A – Gearóid Faherty>: That’s a good point.

<Q – Gregg Gilbert>: Okay.  One other question about what may happen in April; has the FDA, Gearóid, been asking you all about your ability to supply larger parts of the market as they consider how to treat the unapproved products?  Has there been any body language or questions at all that make you confident?  I know you don’t want to predict the outcome, but any tone from the agency that makes you hopeful?

<A – Gearóid Faherty>: Nothing I want to comment about, but we would believe they’re looking at this issue carefully.

<Q – Gregg Gilbert>: Great, thanks.  I appreciate it.

Operator:  We have no further questions at this time.  I would like to turn the floor back over to management for closing comments.

Gearóid M. Faherty, Chairman and Chief Executive Officer

No additional comments from management at this time.  I’d like to thank everybody for joining the call this morning and for the interesting questions we received.  And we look forward to updating you on the first quarter soon.  Thank you everyone.

Operator:  Ladies and gentlemen.  This does conclude today’s teleconference.  You may disconnect your lines at this time and we thank you for your participation.

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